BUSINESS OF RIVER VALLEY


     River Valley Bancorp ("River Valley" or the "Corporation"), an Indiana corporation, was formed in 1996 for the primary purpose of purchasing all of the issued and outstanding common stock of River Valley Financial Bank (formerly Madison First Federal Savings and Loan Association; hereinafter "River Valley Financial" or the "Bank") in its conversion from mutual to stock form. The conversion offering was completed on December 20, 1996. On December 23, 1996, the Corporation utilized approximately $3.0 million of the net conversion proceeds to purchase 95.6% of the outstanding common shares of Citizens National Bank of Madison ("Citizens"), and River Valley Financial and Citizens merged on November 20, 1997.

     The activities of River Valley have been limited primarily to holding the stock of the Bank. River Valley Financial was organized in 1875 under the laws of the United States of America. River Valley Financial conducts operations from its four full-service office locations in Jefferson County and offers a variety of deposit and lending services to consumer and commercial customers in Jefferson and surrounding counties. The Corporation is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"). River Valley Financial is subject to regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation (the "FDIC"). Deposits in River Valley Financial are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the FDIC.


                 MARKET PRICE OF THE CORPORATION'S COMMON SHARES
                         AND RELATED SHAREHOLDER MATTERS


     There were 1,659,227 common shares of River Valley Bancorp outstanding at February 25, 2004, held of record by approximately 365 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street name." Since December 1996, the Corporation's common shares have been listed on The Nasdaq SmallCap Market ("Nasdaq"), under the symbol "RIVR". On December 26, 2003, the shares of River Valley underwent a 2-for-1 stock split in order to create a more liquid market for the stock.

     Presented below are the high and low sale prices for the Corporation's common shares, as well as cash distributions paid thereon since December 2001. Such sales prices do not include retail financial markups, markdowns or commissions. Information relating to sales prices has been obtained from Nasdaq.

Quarter Ended                        High     Low    Cash Distributions
-----------------------------------------------------------------------
2003
         December 31, 2003          $30.25   $29.43         $0.170
         September 30, 2003          20.33    19.88          0.150
         June 30, 2003               20.75    20.13          0.150
         March 31, 2003              16.08    15.62          0.125
2002
         December 31, 2002          $15.88   $13.18         $0.125
         September 30, 2002          14.13    11.87          0.100
         June 30, 2002               13.85    11.90          0.100
         March 31, 2002              13.00    10.10          0.075
2001
         December 31, 2001          $10.35   $ 9.75         $0.075
         September 30, 2001          10.54     8.86          0.063
         June 30, 2001               9.00      8.01          0.063
         March 31, 2001              8.50      7.60          0.050

The high and low sales prices for River Valley's common shares between December 31, 2003 and February 25, 2004 were $29.42 and $26.50, respectively (the 2-for-1 stock split was effected during this period and share prices were adjusted accordingly).

Under OTS regulations applicable to converted savings associations, River Valley Financial is not permitted to pay a cash dividend on its common shares if the regulatory capital of River Valley Financial would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of River Valley Financial, in the event of a complete liquidation, to those members of River Valley Financial before the Conversion who maintain a savings account at River Valley Financial after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. The OTS amended its capital distribution regulation in a final rule which took effect on April 1, 1999. Because the Bank is a subsidiary of a savings and loan holding company, it is required to file a notice with the OTS 30 days before making any capital distributions to the Holding Company. It may also have to file an application for approval of a proposed capital distribution with the OTS if the Bank is not eligible for expedited treatment under the OTS's application processing rules, or the total amount of all capital distributions, including the proposed capital distribution, for the applicable calendar year would exceed an amount equal to the Bank's net earnings for that year to date plus the Bank's retained net earnings for the preceding two years. The Bank must also file an application for approval of a proposed capital distribution if, following the proposed distribution, the Bank would not be adequately capitalized under the OTS prompt corrective action regulations, or if the proposed distribution would violate a prohibition contained in any applicable statute, regulation, or agreement between the Bank and the OTS or the FDIC.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA


The following tables set forth certain information concerning the consolidated financial condition, earnings, and other data regarding River Valley at the dates and for the periods indicated.

                                                                        At December 31,
                                                    --------------------------------------------------
                                                        2003     2002       2001      2000       1999
                                                    --------------------------------------------------
Selected consolidated financial condition data:                         (In thousands)
Total amount of:
         Assets                                     $255,076   $224,020  $191,618  $162,130   $138,695
         Loans receivable - net (1)                  192,266    165,957   157,972   140,970    115,131
         Cash and cash equivalents (2)                12,512     18,610     5,641     6,382      8,052
         Mortgage-backed and related securities          175        583       831     1,918      4,209
         Investment securities                        34,382     27,591    16,822     5,329      5,230
         Deposits                                    179,954    161,829   145,571   130,225    114,251
         FHLB advances and other borrowings           50,000     40,000    26,500    13,450      6,500
         Shareholders' equity - net                   22,855     20,633    17,971    17,184     16,866


                                                                        At December 31,
                                                    --------------------------------------------------
                                                        2003     2002       2001      2000       1999
                                                    --------------------------------------------------
Summary of consolidated earnings data:                        (In thousands, except share data)

Total interest income                               $ 12,653   $ 12,755  $ 13,084  $ 11,118   $  9,734
Total interest expense                                 5,348      5,638     6,617     5,637      4,617
                                                    --------   --------  --------  --------   --------
Net interest income                                    7,305      7,117    6,467      5,481      5,117
Provision for losses on loans                            508        570      450        227        140
                                                    --------   --------  --------  --------   --------
Net interest income after provision for
losses on loans                                        6,797      6,547    6,017      5,254      4,977
Other income                                           3,354      3,094    1,922      1,053        844
General, administrative and other expense              5,831      5,455    4,706      3,764      4,080
                                                    --------   --------  --------  --------   --------
Earnings before income tax expense                     4,320      4,186    3,233      2,543      1,741
Income tax expense                                     1,665      1,628    1,257        933        702
                                                    --------   --------  --------  --------   --------
         Net earnings                               $  2,655   $  2,558  $ 1,976   $  1,610   $  1,039
                                                    ========   ========  =======   ========   ========
Basic earnings per share                            $   1.67   $   1.64  $  1.25   $    .94   $    .52
                                                    ========   ========  =======   ========   ========
Diluted earnings per share                          $   1.59   $   1.58  $  1.22   $    .94   $    .52
                                                    ========   ========  =======   ========   ========
--------------------------

(1)  Includes loans held for sale.
(2)  Includes certificates of deposit in other financial institutions.


                                 SELECTED CONSOLIDATED FINANCIAL INFORMATION AND
                                             OTHER DATA (CONTINUED)


                                                                   Year ended December 31,
                                                    --------------------------------------------------
Selected financial ratios and other data:               2003     2002       2001      2000       1999
                                                    --------------------------------------------------
Interest rate spread during period                      3.21%      3.39%    3.58%      3.47%      3.63%
Net yield on interest-earning assets (1)                3.28       3.56     3.80       3.79       3.94
Return on assets (2)                                    1.11       1.22     1.09       1.05       0.76
Return on equity (3)                                   12.22      13.21    11.27       9.45       5.87
Equity to assets (4)                                    8.96       9.21     9.38      10.60      12.16
Average interest-earning assets to
  average interest-bearing liabilities                102.86     106.18   105.94     108.02     108.81
Non-performing assets to total assets (4)               0.18       0.48     0.36       0.38       0.62
Allowance for loan losses to total
  loans outstanding (4)                                 1.07       1.27     1.25       1.21       1.28
Allowance for loan losses to
  non-performing loans (4)                            399.70     194.54   285.80     274.07     164.41
Net charge-offs to average total
  loans outstanding                                     0.31       0.27     0.12       0.04       0.08
General, administrative and other expense
  to average assets (5)                                 2.43       2.60     2.60       2.47       2.97
Dividend payout ratio                                  37.74      25.40    20.49      18.45      25.73
Number of full service offices (4)                         5          4        4          5         5
----------------------------------

(1)  Net interest income divided by average interest-earning assets.

(2)  Net earnings divided by average total assets.

(3)  Net earnings divided by average total equity.

(4)  At end of period.

(5)  General, administrative and other expense divided by average total assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


General

     As discussed previously, River Valley was incorporated for the primary purpose of owning all of the outstanding shares of River Valley Financial. As a result, the discussion that follows focuses on River Valley Financial's financial condition and results of operations for the periods presented. The following discussion and analysis of the financial condition as of December 31, 2003 and River Valley's results of operations for periods prior to that date should be read in conjunction with the consolidated financial statements and the notes thereto, included elsewhere in this Annual Report.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. River Valley's operations and River Valley's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include, but are not limited to, changes in the economy and interest rates in the nation and River Valley's general market area. The forward-looking statements contained herein include those with respect to the following matters:

     1. Management's determination as to the amount and adequacy of the loan loss allowance;

     2. The effect of changes in interest rates on financial condition and results of operations;

     3. The effects of proposed legislation that would eliminate the federal thrift charter and the separate federal regulation of thrifts; and

     4.   Management's   opinion   as  to  the   effect  of  recent   accounting
          pronouncements on River Valley's consolidated financial position and results of operations.

Critical Accounting Policies

     Note 1 to the consolidated financial statements thereto presented on pages 25 through 27 contains a summary of the Corporation's significant accounting policies for the year ended December 31, 2003. Certain of these policies are important to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses and the valuation of mortgage servicing rights.

Allowance For Loan Losses

     The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current economic and business conditions, among other factors. Management reviews the adequacy of the allowance for loan losses at least on a quarterly basis. The evaluation by management includes consideration of past loss experience, changes in the composition of the loan portfolio, the current economic condition, the amount of loans outstanding, certain identified problem loans, and the probability of collecting all amounts due.

     The allowance for loan losses represents management's estimate of probable losses inherent in the Corporation's loan portfolios. In determining the appropriate amount of the allowance for loan losses, management makes numerous assumptions, estimates and assessments.

     The Corporation's strategy for credit risk management includes conservative, centralized credit policies, and uniform underwriting criteria for all loans as well as an overall credit limit for each customer significantly below legal lending limits. The strategy also emphasizes diversification on a geographic, industry and customer level, regular credit quality reviews and quarterly management reviews of large credit exposures and loans experiencing deterioration of credit quality.

     The Corporation's allowance consists of three components: probable losses estimated from individual reviews of specific loans, probable losses estimated from historical loss rates, and probable losses resulting from economic or other deterioration above and beyond what is reflected in the first two components of the allowance.

     Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on management's estimate of the borrower's ability to repay the loan given the availability of collateral, other sources of cash flow and legal options available to the Corporation. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan. Any allowances for impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or fair value of the underlying collateral. The Corporation evaluates the collectibility of both principal and interest when assessing the need for a loss accrual. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

     Homogenous loans, such as consumer installment and residential mortgage loans are not individually risk graded. Rather, standard credit scoring systems are used to assess credit risks. Reserves are established for each pool of loans based on the expected net charge-offs for one year. Loss rates are based on the average net charge-off history by loan category.

     Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the national and local economies, trends in the nature and volume of loans (delinquencies, charge-offs and nonaccrual loans), changes in mix, credit score migration comparisons, asset quality trends, risk management and loan administration, changes in the internal lending policies and credit standards, collection practices and examination results from bank regulatory agencies and the Corporation's internal loan review.

     An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans. Allowances on individual loans and historical loss rates are reviewed quarterly and adjusted as necessary based on changing borrower and/or collateral conditions and actual collection and charge-off experience.

     The Corporation's primary market area for lending is southeastern Indiana. When evaluating the adequacy of allowance, consideration is given to this regional geographic concentration and the closely associated effect changing economic conditions have on the Corporation's customers.

     The Corporation has not substantively changed any aspect to its overall approach in the determination of the allowance for loan losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Mortgage Servicing Rights


     The Corporation recognizes the rights to service mortgage loans as separate assets in the consolidated balance sheet. The total cost of loans, when sold, is allocated between loans and mortgage servicing rights based on the relative fair values of each. Mortgage servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Factors included in the calculation of fair value of the mortgage servicing rights include, estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the mortgage servicing rights, resulting in different valuations of the mortgage servicing rights. The differing valuations will affect the carrying value of the mortgage servicing rights on the consolidated balance sheet as well as the amounts recorded in the consolidated income statement.

Discussion of Changes in Financial Condition from December 31, 2002 to December 31, 2003


     At December 31, 2003, River Valley's consolidated assets totaled $255.1 million, representing an increase of $31.1 million over the December 31, 2002 total. This increase in assets was funded in part by a $18.2 million increase in deposits and a $10.0 million increase in borrowings. Deposits increased to $180.0 million as of December 31, 2003 from $161.8 million while borrowings increased from $40.0 million as of December 31, 2002 to $50.0 million as of December 31, 2003. The Bank was able to increase deposits due to new and expanding relationships with its customers. The Bank felt that its marketing plan was both effective and timely. Increased borrowings were the result of the advantageous rates that were available. Shareholders' equity was $22.9 million as December 31, 2003, a net increase of $2.3 million from $20.6 million as of December 31, 2002.

     Liquid assets (i.e., cash, federal funds sold, interest-earning deposits and certificates of deposit) decreased by $6.1 million from December 31, 2002 levels to a total of $12.5 million at December 31, 2003. This decrease was in response to funding needs for lending operations, as well as the low rate of return of these funds. Investment securities totaled $34.4 million at December 31, 2003, an increase of $6.8 million over December 31, 2002. Mortgage-backed securities decreased by $408,000, to a total of $175,000 at December 31, 2003, primarily due to principal repayments and the sale of several issues. The Bank had several small issues that were sold to cut down on maintenance of the portfolio.

     Loans receivable, including loans held for sale, totaled $192.3 million at December 31, 2003, an increase of $26.3 million over the $166.0 million total at December 31, 2002. The increase resulted primarily from loan originations during 2003 of $196.1 million, which were partially offset by principal repayments of $55.9 million and sales of $69.5 million. Loan origination volume for 2003 exceeded that of 2002 by $24.7 million, or 14.4%. There were increases in all types of lending with the exception of consumer loans. The volume of loan sales into the secondary mortgage market increased during 2003 from the 2002 volume by $3.2 million, due in large part to low interest rates. Due to the historically low interest rate environment for the past two years and the level of refinance activity, it may be assumed that the volume of loan sales will be lower in successive years.

     River Valley's consolidated allowance for loan losses totaled approximately $2.1 for the year ended December 31, 2003, which represented 1.07% of total loans at that date. The allowance for loan losses totaled $2.1 million, or 1.27% of total loans for the period ended December 31, 2002. Non-performing loans (defined as loans delinquent greater than 90 days and loans on nonaccrual status) totaled $0.5 million and $1.1 million at December 31, 2003 and 2002, respectively. The consolidated allowance for loan losses represented 400% and 195% of non-performing loans at December 31, 2003 and 2002, respectively. Due to aggressive collections efforts, problematic loans were addressed early. Outstanding consumer loan balances historically have been a source of both delinquency and losses. The Corporation has de-emphasized consumer lending because of risk/reward opportunities.

     Although management believes that its allowance for loan losses at December 31, 2003 was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could negatively affect the Corporation's results of operations.

     Deposits increased by $18.2 million, or 11.2%, to a total of $180.0 million at December 31, 2003, compared to $161.8 million total at December 31, 2002. Savings and demand deposits increased by $19.1 million, or 28.7%, during 2003, while certificates of deposit decreased by $0.9 million, or 1.0%. These fluctuations in balances were attributed to competitive rates and the flight of money from equity investments.

     Advances from the Federal Home Loan Bank ("FHLB") and other borrowed money increased by $10.0 million from the total at December 31, 2002, as current period borrowings of $50.0 million were used in part to fund loan growth. The low interest rate environment has allowed for prudent long term funding.

     Shareholders' equity totaled $22.9 million at December 31, 2003, an increase of $2.3 million from the $20.6 million total at December 31, 2002. The increase resulted primarily from net income of $2.7 million, which was partially offset by a modest repurchase of shares totaling $366,000 and cash dividends of $955,000. This net increase also includes a net increase of $681,000 related to stock benefit plans, proceeds of $313,000 from the exercise of stock options and a reduction in unrealized gain on securities available for sale of $106,000.

Comparison  of Results of Operations  for the Years Ended  December 31, 2003 and
2002

General

     River Valley's net earnings for the year ended December 31, 2003, totaled $2.66 million, an increase of $97,000, or 3.8%, from net earnings reported in 2002. The increase in net earnings in the 2003 period was primarily attributable to an increase of $260,000 in other income, while net interest income increased by $188,000, while general, administrative and other expense were $376,000 higher in the current period. The provision for federal income taxes was $37,000 more in fiscal year 2003 as compared to the same period in 2002. The provision for loan losses in 2003 was $508,000 as compared to $570,000 in 2002.

Net Interest Income

     Total interest income for the year ended December 31, 2003, amounted to $12.7 million, a decrease of $102,000, or 0.8%, from the 2002 total, reflecting the effects of lower interest rates offset by higher average balances of interest earning assets. The average balance of interest-earning assets outstanding year-to-year increased by $22.9 million, however, the yield on those assets decreased from an average yield of 6.38% in 2002 to 5.68% in 2003. Interest income on loans and mortgage-backed securities totaled $11.4 million for 2003, a decrease of approximately $230,000, or 2.0%, from 2002. Interest income on investments, FHLB stock and interest-earning deposits increased by $127,000, or 11.3%, due to higher average balances on those investments.

     Interest expense on deposits decreased by $0.8 million, or 19.6%, to a total of $3.3 million for the year ended December 31, 2003, due primarily to lower costs of funding higher average balances. The cost of deposits decreased from 2.6% in 2002 to 1.9% in fiscal 2003. Interest expense on borrowings totaled $2.1 million for the year ended December 31, 2003, an increase of $504,000 from 2002. The increase resulted primarily from higher average borrowings year-to-year, offset by a 30 basis point decrease in average cost.

     As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2003 by $188,000, or 2.6%, compared to 2002. The interest rate spread decreased by 18 basis points for 2003, to 3.21% from 3.39% in the 2002 period, while the net interest margin amounted to 3.28% in 2003 and 3.56% in 2002.

Provision for Losses on Loans

     A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $508,000 provision for losses on loans in 2003, a decrease of $62,000, or 10.9%, compared to the $570,000 provision recorded in 2002. The current period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix, that is more 1-4 family residential loans and less consumer loans.

     Non-performing loans for the period ended December 31, 2003 were $0.5 million, a decrease of approximately $600,000 from the $1.1 million recorded as of fiscal year ended 2002. Net charge-offs amounted to $553,000 in 2003, compared to $441,000 in 2002. While management believes that the allowance for losses on loans is adequate at December 31, 2003, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

     Other income amounted to $3.4 million for the year ended December 31, 2003, an increase of $260,000, or 8.4%, compared to 2002, due primarily to an increase in service fees and charges of $117,000. Net gains on loan sales increased from $1.2 million in 2002 to $1.6 million in 2003, an increase of $418,000. The volume of loan sales increased from $67.6 million in 2002 to $70.5 million in 2003.

General, Administrative and Other Expense

     General, administrative and other expense totaled $5.8 million for the year ended December 31, 2003, an increase of $376,000 over the 2002 total. Employee compensation and benefits increased by $296,000 in fiscal 2003 as compared to 2002 primarily from additional staffing, cost of living, benefit expense and increase in Employee Stock Ownership Plan ("ESOP") expenses. Occupancy and equipment expense increased by $45,000 in fiscal 2003 as compared to 2002 due to higher depreciation costs and equipment maintenance expenses. Other operating expenses increased by $35,000 primarily from increases in office supplies, data processing, charitable contributions and mortgage servicing.

Income Taxes

     The provision for income taxes increased by $37,000, or 2.3%, for the year ended December 31, 2003, as compared to 2002. The effective tax rates were 38.6% and 38.9% for the years ended December 31, 2003 and 2002, respectively.

Comparison  of Results of Operations  for the Years Ended  December 31, 2002 and
2001

General

     River Valley's net earnings for the year ended December 31, 2002, totaled $2.56 million, an increase of $582,000, or 29.5%, from net earnings reported in 2001. The increase in net earnings in the 2002 period was primarily attributable to an increase of $1,172,000 in other income, while net interest income increased by $650,000, while general, administrative and other expense were $749,000 higher in the current period. The provision for federal income taxes was $371,000 more in fiscal year 2002 as compared to the same period in 2001. The provision for loan losses in 2002 was $570,000 as compared to $450,000 in 2001.

Net Interest Income

     Total interest income for the year ended December 31, 2002, amounted to $12.8 million, a decrease of $329,000, or 2.5%, from the 2001 total, reflecting the effects of lower interest rates offset by higher average balances of interest earning assets. The average balance of interest-earning assets outstanding year-to-year increased by $30.0 million, however, the yield on those assets decreased from an average yield of 7.70% in 2001 to 6.38% in 2002. Interest income on loans and mortgage-backed securities totaled $11.6 million for 2002, a decrease of approximately $705,000 million, or 5.7%, from 2001. Interest income on investments, FHLB stock and interest-earning deposits increased by $376,000, or 50.5%, due to higher average balances on those investments.

     Interest expense on deposits decreased by $1.6 million, or 28.4%, to a total of $4.1 million for the year ended December 31, 2002, due primarily to lower costs of funding higher average balances. The cost of deposits decreased from 4.0% in 2001 to 2.6% in fiscal 2002. Interest expense on borrowings totaled $1.6 million for the year ended December 31, 2002, an increase of $628,000 from 2001. The increase resulted primarily from higher average borrowings year-to-year, offset by a 62 basis point decrease in average cost.

     As a result of the foregoing changes in interest income and interest expense, net interest income increased during 2002 by $650,000, or 10.1%, compared to 2001. The interest rate spread decreased by 19 basis points for 2002, to 3.39% from 3.58% in the 2001 period, while the net interest margin amounted to 3.56% in 2002 and 3.80% in 2001.

Provision for Losses on Loans

     A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based upon historical experience, the volume and type of lending conducted by River Valley Financial, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the primary market area, and other factors related to the collectibility of the loan portfolio. As a result of such analysis, management recorded a $570,000 provision for losses on loans in 2002, an increase of $120,000, or 26.7%, compared to the $450,000 provision recorded in 2001. The current period provision generally reflects growth in the loan portfolio, coupled with a change in the loan mix, that is less 1-4 family residential loans and more commercial/non-residential loans.

     Non-performing loans for the period ended December 31, 2002 were $1.1 million, an increase of approximately $390,000 from the $690,000 recorded as of fiscal year ended 2001. Net charge-offs amounted to $441,000 in 2002, compared to $180,000 in 2001. While management believes that the allowance for losses on loans is adequate at December 31, 2002, based upon available facts and circumstances, there can be no assurance that the loan loss allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income

     Other income amounted to $3.1 million for the year ended December 31, 2002, an increase of $1.2 million, or 61.0%, compared to 2001, due primarily to the increase in net gains on loan sales, a $352,000.00 gain on sale of a bank property, and an increase in service fees and charges of $256,000.00. Net gains on loan sales increased from $772,000 in 2001 to $1.2 million in 2002, an increase of $454,000. The volume of loan sales increased from $46.1 million in 2001 to $68.1 million in 2002.

General, Administrative and Other Expense

     General, administrative and other expense totaled $5.5 million for the year ended December 31, 2002, an increase of $749,000 over the 2001 total. Employee compensation and benefits increased by $328,000 in fiscal 2002 as compared to 2001 primarily from additional staffing, cost of living, benefit expense and increase in ESOP expenses. Occupancy and equipment expense increased by $162,000 in fiscal 2002 as compared to 2001 due to higher depreciation costs and equipment maintenance expense. Other operating expenses increased by $259,000 primarily from increases in office supplies, data processing, charitable contributions and mortgage servicing.

Income Taxes

     The provision for income taxes increased by $371,000, or 29.5 %, for the year ended December 31, 2002, as compared to 2001. The effective tax rates were 38.9% and 38.8% for the years ended December 31, 2002 and 2001, respectively.

AVERAGE BALANCE, YIELD, RATE AND VOLUME DATA

     The following table presents certain information relating to River Valley's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing annual income or expense by the average daily balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from daily balances, which include nonaccruing loans in the loan portfolio.

                                                                         Year ended December 31,
                                                     2003                           2002                         2001
-----------------------------------------------------------------------------------------------------------------------------------
                                      Average      Interest            Average     Interest           Average    Interest
                                    outstanding    earned/   Yield/  outstanding   earned/   Yield/  outstanding earned/    Yield/
                                      balance       paid      rate     balance      paid      rate    balance     paid       rate
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                                                                                  (Dollars in thousands)
Interest-earning assets:
  Interest-earning deposits          $  8,774      $   112    1.28%   $ 10,186     $    158   1.55%   $  5,042   $   185     3.67%
  Other securities (1)                 32,652        1,029    3.15      23,136          867   3.75       8,480       481     5.67
  Mortgage-backed and
    related securities                    355           10    2.82         730           31   4.25       1,259        73     5.80
  Loans receivable (2)                179,026       11,395    6.36     164,306       11,604   7.06     154,171    12,267     7.96
  FHLB stock                            2,053          107    5.21       1,623           95   5.85       1,055        78     7.39
                                     --------      -------            --------     --------           --------   -------
Total interest-earning assets         222,860       12,653    5.68     199,981       12,755   6.38     170,007    13,084     7.70
                                                   -------    ----    --------     --------           --------   -------
Non-interest earning assets,
    net of allowance
    for loan losses                    17,067                            9,786                          10,922
                                     --------                         --------                        --------
                  Total assets       $239,927                         $209,767                        $180,929
                                     ========                         ========                        ========
Liabilities/shareholder equity
Interest-bearing liabilities:
  Savings deposits                   $ 43,454          468    1.08    $ 35,878         698    1.95    $ 32,108     1,006     3.13
  Interest bearing demand  (5)         32,018          129     .40      30,475         233    0.76      26,719       330     1.24
  Certificates of deposit              95,559        2,663    2.79      89,514       3,123    3.49      84,262     4,325     5.13
  FHLB advances and other borrowings   45,636        2,088    4.58      32,475       1,584    4.88      17,385       956     5.50
                                     --------      -------    ----    --------     --------           --------   -------
Total interest-bearing liabilities    216,667        5,348    2.47     188,342       5,638    2.99     160,474     6,617     4.12
                                                   -------                         --------                      -------
Other liabilities                       1,528                            2,052                           2,915
                                     --------                         --------                        --------
    Total liabilities                 218,195                          190,394                         163,389
    Total equity                       21,732                           19,373                          17,540
                                     --------                         --------                        --------
Total liabilities and equity         $239,927                         $209,767                        $180,929
                                     ========                         ========                        ========
Net interest earning assets          $  6,193                         $ 11,639                        $  9,533
                                     ========                         ========                        ========
Net interest income                                $ 7,305                         $ 7,117                       $ 6,467
                                                   =======                         =======                       =======

Interest rate spread (3)                                      3.21%                           3.39%                          3.58%

Net yield on weighted average
  interest-earning assets (4)                                 3.28%                           3.56%                          3.80%
Average interest-earning assets to
   average bearing liabilities         102.86%                          106.18%                         105.94%

-------------------------------

(1) Includes securities available for sale at amortized cost prior to SFAS No. 115 adjustments.

(2)  Total loans less loans in process plus loans held for sale.

(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.

(4) The net yield on weighted average interest-earning assets is calculated by dividing net interest income by weighted average interest-earning assets for the period indicated.

(5) Includes Non-Interest DDA of $13,021, $9,985 and $8,512.

Rate/Volume Table

     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected River Valley's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                                                                 Year ended December 31,
                                                        ----------------------------------------------------------------
                                                                   2003 vs. 2002                  2002 vs. 2001
                                                                    Increase                        Increase
                                                                   (decrease)                      (decrease)
                                                                     due to                          due to
                                                        Volume        Rate         Total    Volume    Rate     Total
                                                        ----------------------------------------------------------------
                                                                                 (In thousands)

Interest-earning assets:
         Interest-earning deposits and other            $   (3)      $   (37)      $  (34)  $  155    $ (165)  $  (10)
         Investment securities                             316          (154)         162      596      (210)     386
         Mortgage-backed and related securities            (13)           (8)         (21)     (26)      (16)     (42)
         Loans receivable, net                             991        (1,200)        (209)     773    (1,436)    (663)
                                                        ------       -------       ------   ------    ------   ------
                  Total                                  1,297        (1,399)        (102)   1,498    (1,827)    (329)
                                                        ------       -------       ------   ------    ------   ------
Interest-bearing liabilities:
         Deposits                                          337        (1,131)        (794)     406    (2,013)  (1,607)
         FHLB advances and other borrowings                607          (103)         504      747      (119)     628
                                                        ------       -------       ------   ------    ------   ------
                  Total                                    944        (1,234)        (290)   1,153    (2,132)    (979)
                                                        ------       -------       ------   ------    ------   ------
Net change in interest income                           $  353       $  (165)      $  188   $  345    $  305    $ 650
                                                        ======      ========       ======   ======    ======    =====

Asset and Liability Management

     Like other financial institutions, River Valley Financial is subject to interest rate risk to the extent that interest-earning assets reprice differently than interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, River Valley Financial is using the Net Portfolio Value ("NPV") methodology adopted by the OTS as part of its capital regulations. Although River Valley Financial is not subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology can illustrate River Valley Financial's degree of interest rate risk.

     Presented on the following table is an analysis of River Valley Financial's interest rate risk, as of December 31, 2003 (the latest information available) and December 31, 2002, as measured by changes in NPV for an instantaneous and sustained parallel shift of 100 through 300 basis points in market interest rates.

     Generally, NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, a bank's assets reprice slower than the deposits that fund them. As a result, in a rising interest rate environment, the amount of interest a bank would receive on loans would increase as loans are slowly prepaid and new loans at higher rates are made. Moreover, the interest the bank would pay on deposits would increase, but generally slower than the bank's ability to reprice its interest-earning assets. However, River Valley Financial Bank has addressed some of these issues, which has generally reduced its overall exposure to interest rate risk.

                            As of December 31, 2003
                             (Dollars in thousands)

           Change in
         Interest Rates         Estimated        Amount
         (basis points)            NPV          of Change         Percent
         --------------         ---------       ---------         -------

             +300                $33,347          $  650               2%
             +200                 33,819           1,123               3%
             +100                 33,640             943               3%
               --                 32,697              --
             -100                 31,122          (1,575)             -5%
             -200 (1)                 --              --              --
             -300 (1)                 --              --              --

                            As of December 31, 2002
                             (Dollars in thousands)

           Change in
         Interest Rates         Estimated        Amount
         (basis points)            NPV          of Change         Percent
         --------------         ---------       ---------         -------
             +300                $26,462          $1,814               7%
             +200                 26,305           1,656               7%
             +100                 25,666           1,018               4%
               --                 24,648              --
             -100                 23,487          (1,161)             -5%
             -200 (1)                 --              --              --
             -300 (1)                 --              --              --
------------------------
(1) At December 31, 2003 and 2002, the OTS did not provide information as to interest rate risk for 200 and 300 point decreases.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

Liquidity and Capital Resources

     The Corporation's principal sources of funds are deposits, loan and mortgage-backed securities repayments, maturities of securities, borrowings and other funds provided by operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) the need for funds, (2) expected deposit flows, (3) the yield available on short-term liquid assets and (4) the objectives of the asset/liability management program.

     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation. At December 31, 2003, River Valley Financial Bank had commitments to originate loans totaling $4.0 million and in addition, had undisbursed loans in process, unused lines of credit and standby letters of credit totaling $23.5 million. At such date, River Valley Financial bank had $0.5 million in commitments to sell loans and no outstanding commitment to purchase loans. The Corporation considers River Valley Financial Bank's liquidity and capital resources sufficient to meet outstanding short and long term needs.

     The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds provided by or used in the Corporation's operating, investing and financing activities. These activities are summarized below for the years ended December 31, 2003, 2002 and 2001:

                                                                  Year ended December 31,
                                                     ----------------------------------------------
                                                          2003              2002            2001
                                                     ----------------------------------------------
                                                                    (In thousands)
Cash flows from operating activities                 $   5,043         $   5,348        $    756

Cash flows from investing activities:
Purchase of securities                                 (17,151)          (22,161)        (19,262)
Proceeds from maturities of securities                   5,387             4,217           5,204
Proceeds from sales of securities                        5,095             7,951           3,689
Net loan originations                                  (27,287)          (10,385)        (15,078)
Other                                                   (4,383)           (1,163)         (3,079)

Cash flows from financing activities:
Net increase in deposits                                18,125            16,258          15,346
Net increase in borrowings                              10,000            13,500          13,050
Purchase of stock                                         (366)             (140)         (1,182)
Other                                                     (561)             (456)           (185)
                                                     ---------         ---------        --------
Net increase (decrease) in cash
   and cash equivalents                              $ (6,098)         $  12,969        $   (741)
                                                     ========          =========        ========

     River Valley Financial is required by applicable law and regulation to meet certain minimum capital standards. Such capital standards include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

     The tangible capital requirement requires savings associations to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus intangible assets. "Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations require savings associations to maintain core capital generally equal to 4% of the association's total assets except those associations with the highest examination rating and acceptable levels of risk.

     OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of "risk-weighted assets." Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of River Valley Financial includes a general loan loss allowance of $2.1 million at December 31, 2003.

     River Valley Financial exceeded all of its regulatory capital requirements at December 31, 2003. The following table summarizes River Valley Financial's regulatory capital requirements and regulatory capital at December 31, 2003:

                           OTS Requirement         Actual Amount
                        --------------------------------------------------------
                        Percent of            Percent of                Amount
                          Assets     Amount   Assets (1)   Amount   of Excess
                        --------------------------------------------------------
Tangible capital           1.50%    $ 3,758    10.0%      $24,968     $21,210
Core capital (2)           4.00%     10,021    10.0        24,968      14,947
Risk-based capital         8.00%     14,917    14.5        26,970      12,053

(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.

(2) The OTS has proposed and is expected to adopt a core capital requirement for savings associations comparable to that adopted by the Office of the Comptroller of the Currency for national banks. The regulation requires core capital of at least 3% of total adjusted assets for savings associations that received the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. River Valley Financial is in compliance with this requirement.

Impact of Accounting Changes

     In May 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classification and measurement in the statement of financial position of certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability. The FASB's Staff Position 150-3 deferred indefinitely the guidance in SFAS No. 150 on certain mandatorily redeemable noncontrolling interests.

     In January of 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, and in December 2003 the FASB deferred certain effective dates of
Interpretation No. 46. For all variable interest entities other than special purpose entities, the revised Interpretation is effective for periods ending after March 15, 2004. For variable interest entities meeting the definition of special purpose entities under earlier accounting rules, the Interpretation remains effective for periods ending after December 31, 2003. The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling interest through ownership of a majority voting interest in the entity. The Corporation has determined that all such instruments covered under this statement have been or will be properly reported under SFAS No. 150 and Staff Position Bulletin 150-3.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This statement clarifies reporting of contracts as either derivatives or hybrid instruments. The Corporation has determined that it has no such instruments.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, which provides guidance for transition from the intrinsic value method of accounting for stock-based compensation under Accounting Principles Board ("APB") Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a Corporation so elects. The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation cost for the Corporation's stock option plan been recorded based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, net income and net income per share would have been adjusted to the proforma amounts indicated in Note 1.

     In November 2002, FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others was issued. FIN 45 requires the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The most significant FIN 45 instruments of the Corporation are standby letters of credit. The Corporation has determined that its standby letters of credit obligations under FIN 45 are not material for disclosure.

Impact of Inflation and Changing Prices

     The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require River Valley to measure financial position and results of operations in terms of historical dollars with the exception of investment and mortgage-backed securities available-for-sale, which are carried at fair value. Changes in the relative value of money due to inflation or recession are generally not considered.

     In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the rate of inflation, they do not change at the same rate or in the same magnitude as the rate of inflation. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as changes in monetary and fiscal policies.

                              River Valley Bancorp
           Accountants' Report and Consolidated Financial Statements
                           December 31, 2003 and 2002

                              River Valley Bancorp
                        December 31, 2003, 2002 and 2001

                                    Contents


Independent Accountants' Report...............................................19

Consolidated Financial Statements

         Balance Sheets.......................................................20

         Statements of Income.................................................21

         Statements of Comprehensive Income...................................22

         Statements of Stockholders' Equity...................................23

         Statements of Cash Flows.............................................24

         Notes to Financial Statements........................................25

                         Independent Accountants' Report
To the Stockholders and
Board of Directors
River Valley Bancorp
Madison, Indiana


     We have audited the accompanying consolidated balance sheets of River Valley Bancorp as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of River Valley Bancorp as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



/s/ BKD, LLP

BKD, LLP


Indianapolis, Indiana
January 20, 2004

                                     River Valley Bancorp
                                  Consolidated Balance Sheets
                                  December 31, 2003 and 2002

                                                                2003            2002
                                                         ------------------------------------
                                                         (In Thousands, Except Share Amounts)
Assets
         Cash and due from banks                             $  4,443         $  5,094
         Interest-bearing demand deposits                       8,069           13,516
                                                             --------         --------
             Cash and cash equivalents                         12,512           18,610
         Investment securities available for sale              34,557           28,174
         Loans held for sale                                      100            1,062
         Loans, net of allowance for loan losses
            of $2,056 and $2,101                              192,166          164,895
         Premises and equipment                                 5,980            5,741
         Federal Home Loan Bank stock                           2,176            2,000
         Interest receivable                                    1,489            1,467
         Cash surrender value of life insurance                 5,093            1,326
         Other assets                                           1,003              745
                                                             --------         --------
             Total assets                                    $255,076         $224,020
                                                             ========         ========
Liabilities
         Deposits
                  Noninterest-bearing                        $ 11,828         $ 11,115
                  Interest-bearing                            168,126          150,714
                                                             --------         --------
                           Total deposits                     179,954          161,829
         Borrowings                                            50,000           40,000
         Interest payable                                         381              459
         Other liabilities                                      1,886            1,099
                                                             --------         --------
            Total liabilities                                 232,221          203,387
                                                             --------         --------

Commitments and Contingencies

Stockholders' Equity
         Preferred stock, no par value
                  Authorized and unissued - 2,000,000 shares
         Common stock, no par value
                  Authorized - 5,000,000 shares
                  Issued and outstanding - 1,646,680
                       and 1,621,688 shares                     8,705            7,957
         Retained earnings                                     14,088           12,654
         Shares acquired by stock benefit plans                  (193)            (339)
         Accumulated other comprehensive income                   255              361
                                                             --------         --------
             Total stockholders' equity                        22,855           20,633
                                                             --------         --------
             Total liabilities and stockholders' equity      $255,076         $224,020
                                                             ========         ========
See Notes to Consolidated Financial Statements

                              River Valley Bancorp
                        Consolidated Statements of Income
                  Years Ended December 31, 2003, 2002 and 2001



                                                        2003            2002            2001
                                                        ---------------------------------------
                                                        (In Thousands, Except Per Share Amounts)
Interest Income
         Loans receivable                              $11,395        $11,604         $12,267
         Investment securities                           1,039            898             554
         Interest-earning deposits and other               219            253             263
                                                       -------        -------         -------
                  Total interest income                 12,653         12,755          13,084
                                                       -------        -------         -------
Interest Expense
         Deposits                                        3,260          4,054           5,661
         Borrowings                                      2,088          1,584             956
                                                       -------        -------         -------
             Total interest expense                      5,348          5,638           6,617
                                                       -------        -------         -------

Net Interest Income                                      7,305          7,117           6,467
         Provision for loan losses                         508            570             450
                                                       -------        -------         -------
Net Interest Income After Provision for Loan Losses      6,797          6,547           6,017
                                                       -------        -------         -------
Other Income
         Service fees and charges                        1,472          1,355           1,099
         Net realized gains on sales of
           available-for-sale securities                     4             37              17
         Net gains on loan sales                         1,644          1,226             772
         Gain on sale of premises and equipment             --            352              --
         Other income                                      234            124              34
                                                       -------        -------         -------
             Total other income                          3,354          3,094           1,922
                                                       -------        -------         -------
Other Expenses
         Salaries and employee benefits                  2,915          2,619           2,291
         Net occupancy and equipment expenses              819            774             612
         Data processing fees                              163            228             190
         Advertising                                       242            209             208
         Amortization of mortgage servicing rights         407            345             238
         Office supplies                                   161            159             101
         Legal and professional fees                       131             63             164
         Other expenses                                    993          1,058             902
                                                       -------        -------         -------
             Total other expenses                        5,831          5,455           4,706
                                                       -------        -------         -------
Income Before Income Tax                                 4,320          4,186           3,233
         Income tax expense                              1,665          1,628           1,257
                                                       -------        -------         -------
Net Income                                             $ 2,655        $ 2,558         $ 1,976
                                                       =======        =======         =======
Basic Earnings per Share                               $  1.67        $  1.64         $  1.25
                                                       =======        =======         =======
Diluted Earnings per Share                             $  1.59        $  1.58         $  1.22
                                                       =======        =======         =======


See Notes to Consolidated Financial Statements

                              River Valley Bancorp
                 Consolidated Statements of Comprehensive Income
                  Years Ended December 31, 2003, 2002 and 2001


                                                                2003     2002     2001
                                                              ------------------------
                                                                    (In Thousands)

Net Income                                                    $2,655   $2,558   $1,976
  Other comprehensive income, net of tax
    Unrealized gains on securities available for sale
       Unrealized holding gains (losses) arising during
         the period, net of tax expense (benefit) of
         $(68), $220 and $18                                    (104)    336        27
       Less:  Reclassification adjustment for gains
         included in net income, net of tax expense of
         $2, $15 and $7                                            2       22       10
                                                              ------   ------   ------
                                                                (106)     314       17
                                                              ------   ------   ------
Comprehensive Income                                          $2,549   $2,872   $1,993
                                                              ======   ======   ======






See Notes to Consolidated Financial Statements


                                                         River Valley Bancorp
                                            Consolidated Statements of Stockholders' Equity
                                             Years Ended December 31, 2003, 2002 and 2001


                                                                                             Shares
                                                                                            Acquired   Accumulated
                                                                                            by Stock     Other
                                                                         Common  Retained   Benefit   Comprehensive
                                                         Shares           Stock  Earnings     Plans      Income         Total
------------------------------------------------------------------------------------------------------------------------------

Balances, January 1, 2001                               1,737,748        $8,135   $ 9,753     $(734)      $ 30         $ 17,184

         Net income                                                                 1,976                                 1,976
         Unrealized gains on securities, net of
                  reclassification adjustment                                                               17               17
         Cash dividends ($.25 per share)                                             (388)                                 (388)
         Exercise of stock options                          9,340           68                                               68
         Tax benefit of stock options exercised
                  and RRP                                                    4                                                4
         Amortization of expense related to stock
                  benefit plans                                             90                  202                         292
         Purchase of stock                               (128,586)        (643)      (539)                               (1,182)
                                                        ---------        -----     ------      ----       ----         --------
Balances, December 31, 2001                             1,618,502        7,654     10,802      (532)        47           17,971
         Net income                                                                 2,558                                 2,558
         Unrealized gains on securities, net of
                  reclassification adjustment                                                              314              314
         Cash dividends ($.40 per share)                                             (619)                                 (619)
         Exercise of stock options                         13,754           99                                               99
         Tax benefit of stock options exercised
                  and RRP                                                   51                                               51
         Contribution to stock benefit plans                                                    (22)                        (22)
         Amortization of expense related to stock
                  benefit plans                                            206                  215                         421
         Purchase of stock                                (10,568)         (53)       (87)                                 (140)
                                                        ---------        -----     ------      ----       ----         --------
Balances, December 31, 2002                             1,621,688        7,957     12,654      (339)       361           20,633
         Net income                                                                 2,655                                 2,655
         Unrealized losses on securities, net of
                  reclassification adjustment                                                             (106)            (106)
         Cash dividends ($.595 per share)                                            (955)                                 (955)
         Exercise of stock options                         44,992          313                                              313
         Tax benefit of stock options exercised
                  and RRP                                                  236                                              236
         Amortization of expense related to stock
                  benefit plans                                            299                  146                         445
         Purchase of stock                                (20,000)        (100)      (266)                                 (366)
                                                        ---------        -----     ------      ----       ----         --------
Balances, December 31, 2003                             1,646,680       $8,705    $14,088     $(193)      $255          $22,855
                                                        =========       ======    =======     =====       ====         ========


See Notes to Consolidated Financial Statements


                                                         River Valley Bancorp
                                                 Consolidated Statements of Cash Flows
                                             Years Ended December 31, 2003, 2002 and 2001


                                                                                        2003           2002        2001
                                                                                        -------------------------------
                                                                                                    (In Thousands)
Operating Activities
         Net income                                                                     $ 2,655   $    2,558    $ 1,976
         Items not requiring (providing) cash
                  Provision for loan losses                                                 508          570        450
                  Depreciation and amortization                                             507          502        311
                  Deferred income tax                                                       517           31          3
                  Investment securities gains                                                (4)         (37)       (17)
                  Loans originated for sale in the secondary market                     (68,536)     (65,339)   (48,428)
                  Proceeds from sale of loans in the secondary market                    70,512       67,589     46,101
                  Gain on sale of loans                                                  (1,644)      (1,226)      (772)
                  Amortization of deferred loan origination cost                            138          175        157
                  Amortization of expense related to stock benefit plans                    445          421        292
                  (Gain) loss on sale of premises and equipment                               2         (352)        --
         Net change in
                  Interest receivable                                                       (22)           8         (7)
                  Interest payable                                                          (78)        (154)        15
         Other adjustments                                                                   43          602        675
                                                                                         --------   ---------  ---------
                           Net cash provided by operating activities                      5,043        5,348        756
                                                                                         --------   ---------  ---------
Investing Activities
         Purchase of FHLB stock                                                             (48)        (750)      (307)
         Purchases of securities available for sale                                      (17,151)    (22,161)   (19,262)
         Proceeds from maturities of securities available for sale                         5,387       4,217      5,204
         Proceeds from sales of securities available for sale                              5,095       7,951      3,689
         Net change in loans                                                             (27,287)    (10,385)   (15,078)
         Purchases of premises and equipment                                                (749)     (1,141)    (2,784)
         Proceeds from sale of premises and equipment                                          1         630         --
         Proceeds from sale of real estate acquired through foreclosure                       48          98        107
         Premiums paid on life insurance                                                  (3,635)         --        (95)
                                                                                         --------   ---------  ---------
                           Net cash used in investing activities                         (38,339)    (21,541)   (28,526)
                                                                                         --------   ---------  ---------
Financing Activities
         Net change in
                  Noninterest-bearing, interest-bearing demand and savings deposits        19,051      3,891      9,643
                  Certificates of deposit                                                    (926)    12,367      5,703
         Proceeds from borrowings                                                          16,000     50,000     32,050
         Repayment of borrowings                                                           (6,000)   (36,500)   (19,000)
         Cash dividends                                                                      (878)      (543)      (261)
         Purchase of stock                                                                   (366)      (140)    (1,182)
         Proceeds from exercise of stock options                                              313         99         68
         Advances by borrowers for taxes and insurance                                          4         10          8
         Acquisition of stock for stock benefit plans                                          --        (22)        --
                                                                                         --------   ---------  ---------
                           Net cash provided by financing activities                       27,198     29,162     27,029
                                                                                         --------   ---------  ---------
Net Change in Cash and Cash Equivalents                                                    (6,098)    12,969       (741)

Cash and Cash Equivalents, Beginning of Year                                               18,610      5,641      6,382
                                                                                         --------   ---------  ---------
Cash and Cash Equivalents, End of Year                                                    $12,512  $  18,610   $  5,641
                                                                                         ========  ==========  =========
Additional Cash Flows Information
         Interest paid                                                                   $  5,426  $   5,792   $  6,691
         Income tax paid                                                                    1,435      1,480      1,119


See Notes to Consolidated Financial Statements

                              River Valley Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2003, 2002 and 2001
                       (Table Dollar Amounts in Thousands
                           Except Per Share Amounts)

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of River Valley Bancorp (Company) and its wholly owned subsidiaries, River Valley Financial Bank (Bank) and RIVR Statutory Trust I (Trust), and the Bank's wholly owned subsidiary, Madison First Service Corporation (First Service), conform to accounting principles generally accepted in the United States of America and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Bank. The Bank operates under a federal thrift charter and provides full banking services, in a single significant business segment. As a federally-chartered thrift, the Bank is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Bank generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in southeastern Indiana. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets and business assets.

Consolidation - The consolidated financial statements include the accounts of the Company, the Bank, the Trust and First Service after elimination of all material intercompany transactions.

Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Loans held for sale are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income, based on the difference between estimated sales proceeds and aggregate cost.

Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Allowance for loan losses is maintained to absorb loan losses based on management's continuing review and evaluation of the loan portfolio and its judgment as to the impact of economic conditions on the portfolio. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolio, the current condition and amount of loans outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2003, the allowance for loan losses is adequate based on information currently available. A worsening or protracted economic decline in the areas within which the Company operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets are carried at the lower of cost or fair value less estimated selling costs. When foreclosed assets are acquired, any required adjustment is charged to the allowance for loan losses. All subsequent activity is included in current operations.

Mortgage servicing rights on originated loans are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenues.

Stock options - At December 31, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 16. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                 2003        2002         2001
                                                                ------------------------------
Net income, as reported                                         $2,655      $2,558      $1,976
Less:  Total stock-based employee compensation
         cost determined under the fair value based method,
         net of income taxes                                       (25)        (54)        (35)
                                                                -------     -------     -------
Pro forma net income                                            $2,630      $2,504      $1,941
                                                                =======     =======     =======
Earnings per share
         Basic - as reported                                    $  1.67     $ 1.64      $ 1.25
                                                                =======     =======     =======
         Basic - pro forma                                      $  1.65     $ 1.61      $ 1.23
                                                                =======     =======     =======
         Diluted - as reported                                  $  1.59     $ 1.58      $ 1.22
                                                                =======     =======     =======
         Diluted - pro forma                                    $  1.57     $ 1.54      $ 1.20

Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year and have been restated to give effect to a 2-for-1 stock split on the Company's outstanding shares announced on December 9, 2003. Unearned ESOP shares have been excluded from the computation of average shares outstanding.

Reclassifications of certain amounts in the 2002 and 2001 consolidated financial statements have been made to conform to the 2003 presentation.

Note 2:   Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2003 was $1,168,000.

Note 3:   Investment Securities

                                                                                2003
                                                       --------------------------------------------------
                                                                        Gross          Gross
                                                       Amortized     Unrealized     Unrealized      Fair
                                                          Cost         Gains          Losses        Value
                                                       --------------------------------------------------
Available for sale
   Federal agencies                                     $33,483         $438            $24       $33,897
   State and municipal                                      475           10             --           485
   Mortgage and other asset-backed securities               177           --              2           175
                                                        -------         ----            ---       -------
     Total investment securities                        $34,135         $448            $26       $34,557
                                                        =======         ====            ===       =======


                                                                                2002
                                                       --------------------------------------------------
                                                                        Gross          Gross
                                                       Amortized     Unrealized     Unrealized      Fair
                                                          Cost         Gains          Losses        Value
                                                       --------------------------------------------------

Available for sale
   Federal agencies                                     $24,581         $567            $--       $25,148
   State and municipal                                      335           17             --           352
   Mortgage and other asset-backed securities               571           13              1           583
   Corporate obligations                                  2,090            1             --         2,091
                                                        -------         ----            ---       -------
     Total investment securities                        $27,577         $598            $ 1       $28,174
                                                        =======         ====            ===       =======


At December 31, 2003, of the Company's investment securities with unrealized losses, only one asset-backed security, with an unrealized loss of $900, has been in a continuous unrealized-loss position for more than a year.

The amortized cost and fair value of securities available for sale at December 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            Available for Sale
                                                          Amortized      Fair
                                                            Cost         Value
                                                          ---------------------
         Less than one year                                $ 9,014      $ 9,156
         One to five years                                  23,950       24,235
         Five to ten years                                     994          991
                                                           -------      -------
                                                            33,958       34,382
         Mortgage and other asset-backed securities            177          175
                                                           -------      -------
                  Totals                                   $34,135      $34,557
                                                           =======      =======

Securities with a carrying value of $10,425,000 and $10,819,000 were pledged at December 31, 2003 and 2002 to secure certain deposits and for other purposes as permitted or required by law.

Proceeds from sales of securities available for sale during 2003, 2002 and 2001 were $5,095,000, $7,951,000 and $3,689,000. Gross gains of $10,000, $103,000 and
$33,000 and gross losses of $6,000, $66,000 and $16,000 were realized on those sales.

Note 4:   Loans and Allowance

                                                2003            2002
-----------------------------------------------------------------------
Residential real estate
         One-to-four family residential        $90,492        $ 73,197
         Multi-family residential                5,009           4,396
         Construction                            8,689           4,866
Nonresidential real estate and land             56,388          46,036
Commercial                                      26,764          26,203
Consumer and other                              10,287          14,066
                                               -------         --------
                                               197,629         168,764
Unamortized deferred loan costs                    461             379
Undisbursed loans in process                    (3,868)         (2,147)
Allowance for loan losses                       (2,056)         (2,101)
                                               -------         --------
                  Total loans                  $192,166        $164,895
                                               ========        ========

                                             2003      2002     2001
----------------------------------------------------------------------

Allowance for loan losses
         Balances, January 1                $2,101   $1,972   $1,702
         Provision for losses                  508      570      450
         Recoveries on loans                   190       60       31
         Loans charged off                    (743)    (501)    (211)
                                            -------  -------  -------
         Balances, December 31              $2,056   $2,101   $1,972
                                            =======  =======  =======

Information on impaired loans is summarized below.

                                                  2003     2002
                                                  -------------
Impaired loans for which the discounted
   cash flows or collateral value exceeds
   the carrying value of the loan                $1,100    $749


                                                          2003   2002     2001
                                                        ------------------------

Average balance of impaired loans                       $1,242   $663     $1,352
Interest income recognized on impaired loans               107     34       117
Cash-basis interest included above                          97     35       110


At December 31, 2003 and 2002, the Company had non-accruing loans totaling $514,000 and $1,080,000, respectively. At December 31, 2003 and 2002, there were no accruing loans delinquent 90 days or more.

Note 5:  Premises and Equipment

                                                  2003     2002
                                                ---------------
Land                                            $1,450   $1,450
Buildings                                        3,577    3,395
Equipment                                        3,148    2,629
Construction in progress                            90       81
                                                -------  ------
         Total cost                              8,265    7,555
Accumulated depreciation and amortization       (2,285)  (1,814)
                                                -------  ------
         Net                                    $5,980   $5,741
                                                =======  =======

Note 6:   Deposits

                                                                    2003             2002
                                                                --------------------------
Demand deposits                                                 $  58,874        $  41,763
Savings deposits                                                   26,478           24,538
Certificates and other time deposits of $100,000 or more           38,609           41,901
Other certificates and time deposits                               55,993           53,627
                                                                ---------        ---------
         Total deposits                                         $ 179,954        $ 161,829
                                                                =========        =========

Certificates and other time deposits maturing in

                2004                    $10,232
                2005                     56,952
                2006                      7,014
                2007                      1,624
                2008                      2,786
                Thereafter               15,994
                                        -------
                                        $94,602
                                        =======
Note 7:  Borrowings

                                                  2003            2002
                                                -------------------------
Federal Home Loan Bank advances                 $43,000         $40,000
Trust preferred securities                        7,000              --
                                                -------         -------
         Total borrowings                       $50,000         $40,000
                                                =======         =======

Maturities by year for advances at December 31, 2003 are $10,000,000 in 2004, $9,000,000 in 2005, $1,000,000 in 2006, $10,000,000 in 2007, $1,000,000 in 2008
and $12,000,000 thereafter. The weighted-average interest rate at December 31, 2003 and 2002 was 4.08% and 4.48%.

The Federal Home Loan Bank advances are secured by first-mortgage loans totaling $73,002,000 at December 31, 2003. Advances are subject to restrictions or penalties in the event of prepayment.

On March 13, 2003, the Company formed RIVR Statutory Trust I (Trust). On March 26, 2003, the Trust issued 7,000 Fixed/Floating Rate Capital Securities with a liquidation amount of $1,000 per Capital Security in a private placement to an offshore entity for an aggregate offering price of $7,000,000, and 217 Common Securities with a liquidation amount of $1,000 per Common Security to the Company for $217,000. The aggregate proceeds of $7,217,000 were used by the Trust to purchase $7,217,000 in Fixed/Floating Rate Junior Subordinated Deferrable Interest Debentures from the Company. The Debentures and the Common and Capital Securities have a term of 30 years, bear interest at the annual rate of 6.4% for five years and thereafter bear interest at the rate of the 3-Month LIBOR plus 3.15%. The Company has guaranteed payment of amounts owed by the Trust to holders of the Capital Securities.

Note 8:  Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others totaled $91,639,000, $76,544,000 and $56,057,000 at December 31, 2003, 2002 and
2001, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2003, 2002 and 2001 totaled $854,000, $631,000 and $430,000. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment, risk characteristics including product type, investor type, and interest rates, were used to stratify the originated mortgage servicing rights.

                                                2003     2002     2001
                                               -----------------------
Mortgage Servicing Rights
         Balances, January 1                   $ 881    $ 540    $ 227
         Servicing rights capitalized            630      546      441
         Amortization of servicing rights       (302)    (205)    (128)
                                               ------   ------   ------
                                               1,209      881      540
         Valuation allowance                    (355)    (250)    (110)
                                               ------   ------   ------
         Balances, December 31                 $ 854    $ 631    $ 430
                                               ======   ======   ======

Activity in the valuation allowance for mortgage servicing rights was as follows:

                                        2003             2002              2001
--------------------------------------------------------------------------------

Balance, beginning of year              $250            $110               $ --
         Additions                       105             140                110
                                        ----            ----               ----
Balance, end of year                    $355            $250               $110
                                        ====            ====               ====

Note 9:  Income Tax

                                            2003       2002         2001
                                           ------------------------------
Income tax expense (benefit)
  Currently payable
    Federal                                $  878     $1,318       $1,000
    State                                     269        279          254
  Deferred
    Federal                                   459        (23)           2
    State                                      59         54            1
                                           ------     ------       ------
         Total income tax expense          $1,665     $1,628       $1,257
                                           ======     ======       ======
Reconciliation of federal statutory
  to actual tax expense (benefit)
    Federal statutory income tax at 34%    $1,469     $1,423       $1,099
    Effect of state income taxes              217        220          168
    Qualified Zone Academy Credit             (65)        --           --
    Bank-owned life insurance                 (45)        --           --
    ESOP expense in excess of cost            102         --           --
    Other                                     (13)       (15)         (10)
                                            ------    ------       ------
                  Actual tax expense        $1,665    $1,628       $1,257
                                            ======    ======       ======


Effective tax rate                            38.5%     38.9%        38.8%

A cumulative net deferred tax asset (liability) is included in the balance sheets. The components of the asset (liability) are as follows:

                                                        2003            2002
                                                      ------------------------
Assets
         Allowance for loan losses                    $   794         $   807
         Deferred compensation                            125             220
         Pensions and employee benefits                    15              21
         Purchase accounting adjustments                   66              71
         Qualified Zone Academy Bond credits               11              11
                                                      -------         -------
                  Total assets                          1,011           1,130
                                                      =======         =======
Liabilities
         Depreciation and amortization                   (409)           (178)
         Loan fees                                       (178)           (147)
         Mortgage servicing rights                       (330)           (249)
         Federal Home Loan Bank stock dividends           (58)             --
         Securities available for sale                    (65)           (133)
         Other                                             (1)             (5)
                                                      -------         -------
                  Total liabilities                    (1,041)           (712)
                                                      -------         -------
                                                      $   (30)         $  418
                                                      =======         =======


Income tax expense attributable to securities gains was $2,000, $14,000 and $7,000 for the years ended December 31, 2003, 2002 and 2001.

Retained earnings include approximately $2,100,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $714,000.

Note 10:  Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                       2003     2002
                                                     ----------------
         Commitments to extend credit                $27,353  $17,002
         Standby letters of credit                       339      347

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

The Company and Bank are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 11:   Stockholders' Equity

On December 9, 2003, the Company announced a 2-for-1 stock split, under which each share of its common stock outstanding at the close of business on December 26, 2003 was converted into two shares of common stock. The additional certificates were distributed to stockholders on January 9, 2004. As a result of the stock split, the number of shares outstanding increased from 823,340 to 1,646,680 shares. Unless otherwise noted, all share and per share data have been restated for the 2-for-1 split.

Note 12:  Dividend and Capital Restrictions

Without prior approval, current regulations allow the Bank to pay dividends to the Company not exceeding net profits (as defined) for the current year plus those for the previous two years. The Bank normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. At December 31, 2003, the stockholder's equity of the Bank was $26,280,000, of which approximately $23,911,000 was restricted from dividend distribution to the Company.

Note 13:  Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations. At December 31, 2003 and 2002, the Bank is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since December 31, 2003 that management believes have changed the Bank's classification.

                                                                   Required for Adequate       To Be Well
                                                    Actual             Capital(1)            Capitalized(1)
                                               ------------------------------------------------------------
                                                Amount    Ratio       Amount   Ratio         Amount   Ratio
                                               ------------------------------------------------------------
2003
Total risk-based capital(1)
         (to risk-weighted assets)              $26,970   14.5%      $14,917     8.0%        $18,646   10.0%
Tier 1 capital1 (to risk-weighted
         assets)                                 24,968   13.4%        7,458     4.0%         11,187    6.0%
Core capital(1) (to adjusted total
         assets)                                 24,968   10.0%       10,021     4.0%         12,527    5.0%
Core capital1 (to adjusted
         tangible assets)                        24,968   10.0%        5,011     2.0%             --    N/A
Tangible capital(1) (to adjusted total
         assets)                                 24,968   10.0%        3,758     1.5%             --    N/A

2002
Total risk-based capital(1)
         (to risk-weighted assets)              $20,651   12.8%      $12,888     8.0%        $16,110   10.0%
Tier 1 capital(1) (to risk-weighted
         assets)                                 18,637   11.6%        6,443     4.0%          9,666    6.0%
Core capital1 (to adjusted total
         assets)                                 18,637    8.4%        8,909     4.0%         11,136    5.0%
Core capital1 (to adjusted
         tangible assets)                        18,637    8.4%        4,455     2.0%             --    N/A
Tangible capital(1) (to adjusted
         total assets)                           18,637    8.4%        3,341     1.5%             --    N/A
     (1) As defined by regulatory agencies

Note 14:   Employee Benefits


The Bank provides pension benefits for substantially all of the Bank's employees and is a participant in a pension fund known as the Pentegra Group. This plan is a multi-employer plan; separate actuarial valuations are not made with respect to each participating employer. There was no pension expense or benefit related to this plan for the years ended December 31, 2003, 2002 and 2001.

The Bank has a retirement savings 401(k) plan in which substantially all employees may participate. The Bank matches employees' contributions at the rate of 50 percent for the first 6 percent of W-2 earnings contributed by participants. The Bank's expense for the plan was $43,000, $31,000 and $35,000 for the years ended December 31, 2003, 2002 and 2001.

The Bank has a supplemental retirement plan which provides retirement benefits to all directors. The Bank's obligations under the plan have been funded by the purchase of key man life insurance policies, of which the Bank is the beneficiary. Expense recognized under the supplemental retirement plan totaled approximately $51,000, $41,000 and $42,000 for the years ended December 31, 2003, 2002 and 2001.

The Company has an ESOP covering substantially all employees of the Company and Bank. The ESOP acquired 190,440 shares of the Company's common stock at $10 per share with funds provided by a loan from the Company. Unearned ESOP shares totaled 29,044 and 51,034 at December 31, 2003 and 2002 and had a fair value of $855,000 and $778,000 at those dates. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Company and Bank, are made to the ESOP. ESOP expense for the years ended December 31, 2003, 2002 and 2001 was $410,000, $331,000 and $196,000. At December 31, 2003, the ESOP had 161,396 allocated shares, 29,044 suspense shares and no committed-to-be released shares. At December 31, 2002, the ESOP had 139,406 allocated shares, 51,034 suspense shares and no committed-to-be released shares.

The Company also has a Recognition and Retention Plan (RRP) which provides for the award and issuance of up to 95,220 shares of the Company's stock to members of the Board of Directors and management. The RRP has purchased 67,640 shares of the Company's common stock in the open market. At December 31, 2003, 66,816 shares had been awarded. Common stock awarded under the RRP vests ratably over a five-year period, commencing with the date of the award. Expense recognized under the RRP plan totaled approximately $35,000, $53,000 and $98,000 for the years ended December 31, 2003, 2002 and 2001.

Note 15:  Related Party Transactions

The Bank has entered into transactions with certain directors, executive officers, significant stockholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

The aggregate amount of loans, as defined, to such related parties were as follows:

        Balances, January 1, 2003               $1,598
        Change in composition                      109
        New loans, including renewals            1,057
        Payments, etc., including renewals      (1,632)
                                                -------
        Balances, December 31, 2003             $1,132
                                                =======

Deposits from related parties held by the Bank at December 31, 2003 and 2002 totaled $2,198,000 and $466,000.

Note 16:   Stock Option Plan

Under the Company's incentive stock option plan, which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent a year. During 1997, the Company authorized the grant of options for up to 238,050 shares of the Company's common stock. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense is recognized.

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

                                                                2002       2001
                                                              -----------------

  Risk-free interest rates                                      3.5%       5.1%
  Dividend yields                                               3.1%       2.8%
  Volatility factors of expected market price of common stock  11.2%       7.8%
  Weighted-average expected life of the options               10 years  10 years

The pro forma effect on net income is disclosed in Note 1.

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended December 31, 2003, 2002 and 2001.

                                  2003                         2002                        2001
                           -----------------------------------------------------------------------------------
                                      Weighted-                    Weighted-                    Weighted-
                                       Average                      Average                      Average
Options                    Shares    Exercise Price    Shares     Exercise Price    Shares     Exercise Price
---------------------------------------------------------------------------------------------------------------
Outstanding, beginning
         of year           170,268       $7.58         172,166       $7.08          198,690        $7.09
Granted                         --          --          14,000       13.25            4,000         8.95
Exercised                  (44,992)       7.36         (13,754)       7.20           (9,340)        7.31
Forfeited/expired               --          --          (2,144)       7.39          (21,184)        7.39
                           --------      -----         --------                     --------
Outstanding, end of
         year              125,276       $7.63         170,268       $7.58          172,166        $7.08
                           ========                    ========                     ========
Options exercisable at
         year end          94,076                      124,668                      106,574
Weighted-average fair
         value of options
         granted during
         the year                       $  --                        $1.52                         $1.54

As of December 31, 2003, options totaling 25,048 have exercise prices ranging from $5.38 to $6.32 and a weighted-average remaining contractual life of 6.0 years, options totaling 85,428 have exercise prices ranging from $6.99 to $7.39 and a weighted-average remaining contractual life of 4.3 years, options totaling 2,400 have an exercise price of $8.95 and a weighted-average remaining contractual life of 7.5 years, and options totaling 12,400 have an exercise price of $13.25 and a weighted-average remaining contractual life of 8.7 years.

Note 17:  Earnings Per Share

                                              2003                          2002                           2001
                                            Weighted-     Per             Weighted-    Per               Weighted-     Per
                                             Average     Shares           Average    Shares              Average      Shares
                                  Income     Shares      Amount   Income   Shares     Amount     Income   Shares      Amount
                                ----------------------------------------------------------------------------------------------

Basic Earnings Per Share
Income available to
    common stockholders          $2,655    1,590,732     $1.67    $2,558   1,557,286  $1.64      $1,976  1,581,866    $1.25
                                                                                      =====                           =====
Effect of Dilutive
    Stock Options                             79,418                          64,890                        34,866
                                 ------    ---------              ------   ---------             ------  ---------
Diluted Earnings Per Share
Income available to
    common stockholders
    and assumed conversions      $2,655    1,670,150     $1.59    $2,558   1,622,176  $1.58      $1,976  1,616,732    $1.22
                                 ======    =========     =====    ======   =========  =====      ======  =========    =====

Note 18:  Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

Investment Securities - Fair values are based on quoted market prices.

Loans Held for Sale - Fair values are based on quoted market prices.

Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest Receivable/Payable - The fair values of interest receivable/payable approximate carrying values.

FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

Cash Surrender Value of Life Insurance - The fair value of cash surrender value of life insurance approximates carrying value.

Deposits - The fair values of noninterest-bearing, interest-bearing demand and savings accounts are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Other Borrowings - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Advance Payment by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage and consumer loans and standby letters of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments:

The estimated fair values of the Company's financial instruments are as follows:

                                                                  2003                            2002
                                                        -----------------------------------------------------
                                                         Carrying        Fair          Carrying         Fair
                                                          Amount         Value           Amount         Value
                                                        -----------------------------------------------------
Assets
         Cash and cash equivalents                      $  12,512       $  12,512      $ 18,610      $ 18,610
         Investment securities available for sale          34,557          34,557        28,174        28,174
         Loans including loans held for sale, net         192,266         195,278       165,957       170,495
         Interest receivable                                1,489           1,489         1,467         1,467
         Stock in FHLB                                      2,176           2,176         2,000         2,000
         Cash surrender value of life insurance             5,093           5,093         1,326         1,326
Liabilities
         Deposits                                         179,954         181,170       161,829       163,776
         FHLB advances                                     43,000          44,372        40,000        41,975
         Other borrowings                                   7,000           7,000            --            --
         Interest payable                                     381             381           459           459
         Advance payments by borrowers for taxes
                  and insurance                                63             63             59            59


Note 19:  Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            Condensed Balance Sheets

                                                             2003       2002
                                                           ------------------
Assets
  Cash and due from banks                                 $  3,060   $   961
  Investment in common stock of subsidiary                  26,280    19,659
  Investment in RVB Trust I                                    217        --
  Other assets                                                 795       216
                                                          --------   -------
    Total assets                                          $ 30,352   $20,836
                                                          ========   =======
Liabilities
  Borrowings                                              $ 7,217    $    --
  Dividends payable                                           280        203
                                                         --------   --------
    Total liabilities                                       7,497        203

Stockholders' Equity                                       22,855     20,633
                                                         --------   --------
    Total liabilities and stockholders' equity            $30,352    $20,836
                                                         ========   ========

                         Condensed Statements of Income

                                                               2003         2002      2001
                                                             ------------------------------
Income
         Dividends from subsidiary                           $  632       $2,601     $  425
         Other income                                            63           35         45
                                                             ------       ------     ------
                  Total income                                  695        2,636        470
                                                             ------       ------     ------
Expenses
         Interest expense                                       346           23         55
         Other expenses                                         232          142        153
                                                             ------       ------     ------
                  Total expenses                                578          165        208
                                                             ------       ------     ------
Income before income tax and equity in
         undistributed income of subsidiary.                    117        2,471        262
         Income tax benefit                                     204           51         65
                                                             ------       ------     ------
Income before equity in undistributed income of
         subsidiary                                             321        2,522        327
         Equity in undistributed income of subsidiary         2,334           36      1,649
                                                             ------       ------     ------
Net Income                                                   $2,655       $2,558     $1,976
                                                             ======       ======     ======



                       Condensed Statements of Cash Flows

                                                               2003         2002      2001
                                                             ------------------------------

Operating Activities
         Net income                                          $2,655       $2,558     $1,976
         Items not requiring (providing) cash                (2,625)         109     (1,453)
                                                             ------       ------     ------
                  Net cash provided by operating activities      30        2,667        523

Financing Activities
    Purchase of stock                                          (366)        (140)    (1,182)
    Proceeds from exercise of stock options                     313           99         68
    Acquisition of stock for stock benefit plans                 --          (22)        --
    Proceeds from borrowings                                  7,000           --      1,050
    Repayment of borrowings                                      --       (1,500)        --
    Capital contribution to subsidiary                       (4,000)          --         --
    Cash dividends                                             (878)        (543)      (261)
                                                             ------       ------     ------
      Net cash provided by (used in) financing activities     2,069       (2,106)      (325)
                                                             ------       ------     ------
Net Change in Cash and Cash Equivalents                       2,099          561        198

Cash and Cash Equivalents at Beginning of Year                  961          400        202
                                                             ------       ------     ------
Cash and Cash Equivalents at End of Year                     $3,060       $  961     $  400
                                                             ======       ======     ======


                      GENERAL INFORMATION FOR SHAREHOLDERS

Transfer Agent and Registrar:                                   Shareholder and General Inquiries:
Registrar and Transfer Company                                  River Valley Bancorp
10 Commerce Drive                                               Attn: Matthew P. Forrester
Cranford, NJ  07016-3572                                        430 Clifty Drive, P.O. Box 1590
Tel:  1-800-368-5948                                            Madison, Indiana  47250
www.rtco.com                                                    Tel: (812) 273-4949
                                                                Fax: (812) 273-4944


Corporate Counsel:                                              Special Counsel:
Lonnie D. Collins, Attorney                                     Barnes & Thornburg
307 Jefferson Street                                            11 S. Meridian Street
Madison, Indiana  47250                                         Indianapolis, Indiana  46204
Tel: (812) 265-3616                                             Tel: (317) 236-1313
Fax: (812) 273-3143                                             Fax: (317) 231-7433


Annual and Other Reports:

Additional copies of this Annual Report to Shareholders and copies of the most recent Form 10-KSB may be obtained without charge by contacting the Corporation.

Offices of River Valley Financial Bank:

Hilltop:        430 Clifty Drive
Downtown:       233 East Main Street
Drive thru:     401 East Main Street
Wal-Mart:       567 Ivy Tech Drive
Hanover:        10 Medical Plaza
Charleston:     1025 Highway 62

Internet and E-MAIL Address:   rvfbank.com

Annual Meeting:

The Annual Meeting of Shareholders of River Valley Bancorp will be held on Wednesday, April 16, 2003, at 3:00 PM, at 430 Clifty Drive, Madison, IN 47250.

                      DIRECTORS OF THE COMPANY AND THE BANK

Fred W. Koehler                         Matthew P. Forrester                    Charles J. McKay
Chairman                                Director & President                    Director

Robert W. Anger                         Michael J. Hensley                      *****************
Director                                Director

Jonnie L. Davis                         L. Sue Livers                           Lonnie D. Collins
Director                                Director                                Secretary




                EXECUTIVE OFFICERS OF RIVER VALLEY FINANCIAL BANK


Matthew P. Forrester                    Barbara J. Eades                        Loy M. Skirvin
President, CEO                          Vice President of Retail Banking        Vice President of Human Resources

Mark A. Goley                           Larry C. Fouse                          Vickie Grimes
Vice President of Lending               Vice President of Finance               Internal Auditor

Anthony D. Brandon                      Deanna J. Liter                         John Muessel
Vice President of                       Vice President of Data Services         Vice President
Loan Administration                                                             Trust Officer


              OFFICERS AND MANAGERS OF RIVER VALLEY FINANCIAL BANK

Loan Officers                                           Other Managers

Theresa A. Dryden                                       Kenneth L. Cull - Collection Officer
Sherri Furnish                                          Laura Denning - Loan Processing Manager
Natasha Jenkins                                         Luann Nay - Loan Administrator
Rick T. Nelson                                          Kelly Shelton - Loan Operations Manager
Robert J. Schoenstein - AVP                             Teresa J. Smith - Data Processing Manager
Don Bennett                                             Mary Ellen Wehner - Commercial Loan Operations Manager

Customer Service Managers                               Elizabeth Baxter - Accounting Manager

Angela D. Adams                                         Mary Ellen McClelland - Executive Secretary
Debbie R. Finnegan
Rachael A. Goble
Sandy Stilwell